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June 2, 2022

Mr. John Dana Brown Divisions of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 2054905401

Re:
Teucrium Commodity Trust
Amended Registration Statement on Form S-1
File No. 333-256339

Dear Mr. Brown:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Hashdex Bitcoin Futures Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust” or the “Registrant”), we are responding to your comments dated May 20, 2022 in regard to the Fund’s amended registration statement on Form S-1 filed on April 18, 2022 (the “Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement.

Please note that the risk factors have been reorganized as requested by the Staff, so the page number references in the Staff's comments may no longer apply. Accordingly, we have included new page numbers in our responses corresponding to newly revised disclosure. For convenience, each of the Staff’s comments are restated below, with the response following.

Amended Form S-1 filed April 18, 2022

General

1. Comment:                                 Please disclose all omitted information as soon as it has been determined. By way of example, we note that you omit financial statements, the name of the auditor, identities of the initial Authorized Purchaser and Marketing Agents, quantitative disclosure in the Breakeven Analysis, and quantitative disclosure in Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers.

Response:                                In addition to the pre-effective amendment filed herewith, the Fund expects to file one more pre-effective amendment to respond to any Staff follow-up comments and to provide any remaining required information and exhibits.

2. Comment:                                 Please revise to explain what “Hashdex” refers to in the name of the Fund.

Response:                                The Registrant has added a sentence to the Cover Page to the effect that Hashdex Asset Management Ltd. will serve as the Fund's Digital Asset Adviser and will assist the Sponsor and Marketing Agents with marketing, research and investment analysis related services.

3. Comment:                                 Refer to page 4 of Exchange Act Release No. 34-94620, Order Granting Approval of a Proposed Rule Change, as Modified by Amendment No. 2. Please explain how your disclosure on page 17 referencing “other permitted exchange listed bitcoin interests” in which you could invest and on page 35 about “other exchange listed bitcoin interests based on the spot price of bitcoin” that you may trade in from time to time are consistent with the representation that the Fund will only invest in BTC Contracts and MBT Contracts (Bitcoin Futures Contracts) and in cash and cash equivalents. Please also explain how the first risk factor on page 24 and other disclosure relating to leverage is consistent with the representation that the Fund will not become leveraged.

Response:                                The referenced representation in Exchange Act Release No. 34-94620 (the “19b-4”), that the Fund will only invest in BTC Contracts and MBT Contracts, is not inconsistent with the referenced prospectus disclosure. The Staff correctly notes that the prospectus does disclose (with disclosure having been recently reviewed closely by the Staff) that the Fund is permitted to change its investment objective and strategies under certain circumstances and therefore could invest in other bitcoin interests. However, as the prospectus also discloses, the Fund could invest in other bitcoin interests only consistent with applicable regulatory requirements, including filing for an amended 19b-4.

That being said, the Registrant recognizes that the referenced disclosure is not intended to address this type of situation and has therefore revised the referenced disclosure to remove the reference to other exchange listed bitcoin interests.

Accordingly, the references to “other permitted exchange listed bitcoin” has been deleted from these risk factors.

With respect to the reference to “leveraged,” the referenced risk factor is factually accurate. It is not inconsistent with the 19b-4, however, because the Fund would likely need to amend its prospectus and obtain amended 19b-4 relief before it could change its investment objectives to be leveraged. The Registrant has revised references in the prospectus suggesting that the Fund could become leveraged.

4. Comment:                                 Please add a separate subsection disclosing information about the Benchmark. Your revised disclosure should address the following:

●
who created the Benchmark, where is it published, and whether it includes only BTC Contracts or also MBT contracts;

●
when the Benchmark rolls from first to expire to second to expire contracts;

●
what you mean by “roughly constant expiration profile” on page 5 and how this reconciles with cover page disclosure that the benchmark is the average of the closing settlement prices for the first and second to expire contracts;

●
what first to expire and second to expire means; and

●
provide an illustrative example of what the benchmark holdings would be on a particular date.

Please also clarify whether you intend to always be 50/50 between the first and second month contracts (which only requires rolling once a month) or if you contemplate a weighted average expiration date of one month (which requires rolling on a more frequent or daily basis).

Response:                                The Registrant has added new disclosure to “The Fund’s Investment Strategies” (page 3).

"Teucrium created and maintains the Benchmark and ICE Data Indices will publish the Benchmark. The Benchmark will only include BTC Contracts.

"The Fund's futures contract positions will be rolled on a monthly basis by closing out the first to expire contracts prior to settlement and then entering into the third to expire contracts which will become the new second to expire - maintaining the 50% equal weight, first to expire and second to expire. Fund rolling will take place on the market business day preceding the last trading day of the first to expire contract. The last trade day of the first to expire contact is currently defined as the last business Friday of the month."

The Sponsor will delete the reference to “roughly constant expiration profile."

5. Comment:                                 To the extent you are aware of any brokerages that do not permit trading in securities linked to the price of bitcoin, please update your plan of distribution disclosure accordingly.

Response:                                While the Registrant is not aware of any brokerages that do not permit trading in securities linked to the price of bitcoin, there might be some. The Registrant believes that what is material to investors is that there is a risk associated with this possibility. Accordingly, the Registrant has added the following to the Plan of Distribution section of the prospectus on page 34. “Investors are cautioned that they might not be able to buy or sell shares of the Fund through their current brokerages. Moreover, even if an investor were able to purchase shares through their current brokerage, that brokerage might decide to stop trading in bitcoin-linked securities and the investor would potentially face restrictions on when and or how they could trade their existing bitcoin positions."

6. Comment:                                 Please disclose in the summary and add a risk factor describing the risks of fraud and manipulation in the price of bitcoin and how these risks could impact purchasers of Fund shares.

Response:                                The Registrant has added the requested disclosure to the summary on page 6 and added the following risk factor on page 12:

"Market fraud and/or manipulation and other fraudulent trading practices such as the intentional dissemination of false or misleading information (e.g., false rumors) can, among other things, lead to a disruption of the orderly functioning of markets, significant market volatility, and cause the value of bitcoin futures to fluctuate quickly and without warning. Depending on the timing of an investor’s purchases and sales of the Fund’s shares, these pricing anomalies could cause the investor to incur losses."

7. Comment:                                 Please file the agreements with your FCMs as exhibits to the registration statement.

Response:                                The Registrant respectfully notes that (i) the information in the FCM’s agreements that the Registrant believes is material to investors has been disclosed in the prospectus (which disclosure was developed in close coordination with the Staff), and (ii) the Registrant does not believe the FCM agreements are otherwise material to investors. We note that the commissions paid to FCMs are already disclosed in the prospectus on page 32.

8. Comment:                                 Please provide us with an update on the status of any review being conducted by the NFA and provide us with copies of any comments issued and your responses to those comments.

Response:
The NFA has completed its initial review and the Fund has reflected those comments in this filing.

9. Comment:                                 To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response:                                The Registrant intends to use a fact sheet, however, It is currently in the drafting stage. The fact sheet will be provided in the next pre-effective amendment.

10. Comment:                                 Please tell us how the Fund would value your bitcoin futures holdings in the event the CME halted trading in bitcoin futures contracts because of price limits or otherwise.

Response:                                When a bitcoin futures contract has closed at its price fluctuation limit, that limit price will be the daily settlement price that the CME publishes. The Fund will use the published settlement price to price its shares on that day.

Cover Page

11. Comment:                                 Please identify the initial Authorized Purchaser as an underwriter here and in the last paragraph on page 40.

Response:                                The Fund’s prospectus includes standard disclosure on page 34 that has long been required by the Staff to the effect that some of the activities of Authorized Purchasers, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters. Because this status question is a facts and circumstances test, the Registrant believes it would not be accurate or appropriate to identify the initial authorized purchaser as an underwriter.

12. Comment:                                 Please state explicitly in the first paragraph that the fund will not hold, purchase, or otherwise own any bitcoin, and that purchasing shares of the fund is not a direct investment in bitcoin.

Response:                                The following disclosure has been added to the first paragraph of the cover page:

“Under its current investment objective (which may be changed under certain circumstances, see “The Fund’s Investment Strategies” on page 3), the Fund will not hold, purchase, or otherwise own any bitcoin. Purchasing shares of the Fund is not a direct investment in bitcoin.” The Registrants note that the cross-referenced disclosure conditions any change in investment objective or strategies on, among other things, satisfaction of “any requirement to amend applicable listing rules of the NYSE.”

13. Comment:                                 Please disclose that because the fund will hold Bitcoin Futures Contracts which are linked to the price of bitcoin, an investment in the fund may not be suitable for all investors and may be riskier than other exchange-traded products that do not hold financial instruments related to bitcoin.

Response:                                A risk factor currently in the prospectus on page 11 states as follows: “An investment in the Fund is subject to the risks of an investment in futures contracts, which are complex instruments that are often subject to a high degree of price variability. Accordingly, an investment in the Fund should be monitored periodically and may not be suitable for all investors.” The Registrant will revise this risk factor as follows and will also disclose this risk on the Cover Page of the prospectus.

"An investment in the Fund is subject to the risks of an investment in futures contracts, which are complex instruments that are often subject to a high degree of price variability. Because the price of Bitcoin Futures Contracts is linked to the price of bitcoin, an investment in the Fund may be riskier than other exchange-traded products that do not hold financial instruments related to bitcoin and may not be suitable for all investors."

14. Comment:                                 Please discuss the potential for movement in the price of the shares between the times of offer and sale given the price volatility of Bitcoin Futures Contracts.

Response:                                The Fund will add the following disclosure to the cover page:

“In addition, Bitcoin futures contracts may experience pronounced and swift price swings. Accordingly, the price of the Fund’s shares may move between the time an investor places an order to sell with its broker-dealer and the time of the actual sale.”

15. Comment:                                 Refer to the sixth paragraph. Please explicitly state that shareholders will not be afforded the protections associated with ownership of shares in a registered investment company and include a cross-reference to the second risk factor on page 14.

Response:                                The referenced sentence that currently states that “[t]he Fund is not a mutual fund registered under the Investment Company Acy of 1940 and is not subject to regulation” will be replaced with “The Fund is not an investment company registered under the Investment Company Act of 1940, and Fund shareholders will not be afforded the protections associated with ownership of shares in a registered investment company. See “The Fund is not a registered investment company, so you do not have the protections of the Investment Company Act of 1940” on page 16.

The Fund’s Investment Objective, page 4

16. Comment:                                 Please state that the Benchmark value will be disseminated once every 15 seconds during the core trading session.

Response:                                The prospectus currently states in "Net Asset Value" on page 8 that ICE Data Services, LLC calculates and disseminates an approximate net asset value every 15 seconds throughout each day that the Fund's Shares are traded on the NYSE Arca for as long as the CME's main pricing mechanism is open. This disclosure will be added to the referenced section of the prospectus captioned "The Fund's Investment Objective" as well. In the Sponsor’s experience, approximate net asset value is used by many market participants rather than the value of the Benchmark. This permits market participants to evaluate the Fund’s actual approximate net asset value rather than a proxy (i.e., the Benchmark) to determine arbitrage opportunities.

What Are the Risk Factors Involved with an Investment in the Fund?, page 11

17. Comment:                                 Please organize the risk factors into subsections, including separate subsections for risks related to bitcoin and risks related to futures. Also, break out the first risk factor into separate risk factors addressing each discrete material risk presented.

Response:                                The risk factors have been organized into subsections, including separate subsections for risks relating to bitcoin and risks relating to futures. The first risk factor has been broken into separate risk factors addressing each discrete material risk presented, and given that some of disclosure in the first risk factor is simply factual, that disclosure has been moved to "The Bitcoin Industry” section of the prospectus on page 29. In addition, a new section of risk factors captioned “Risks Associated with Investing in Bitcoin” has been added.

18. Comment:                                 Please add a risk factor describing risks that your timing in reaching the market could have a detrimental effect on the scale of the fund. We note that there are a number bitcoin futures-based ETFs and that subsequent funds have successively lower net assets.

Response:                                The Registrant notes that the following risk factor was included in the last pre-effective amendment filed:

“The Fund is Newly Formed and May Not Be Successful in Implementing its Investment Objective or Attracting Sufficient Assets.

“The Fund is newly formed, and the Fund faces competition from other funds with exposure to cryptocurrency. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment objective or may fail to attract sufficient assets, which could result in the Fund being liquidated at a time that may not be favorable to all shareholders or which could have negative tax consequences.”

The Registrant has revised the current disclosure as follows:

“The Fund is newly formed and may not be successful in implementing its investment objective or attracting sufficient assets.

“The Fund is a new fund, with a limited or no operating history and a small asset base. There can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund’s small asset base, the Fund’s portfolio transaction costs and any costs that are not paid by the Sponsor pursuant to the Management Fee, may be relatively higher than those of a fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.”

The Registrant believes this risk factor as revised is consistent with industry practice and that the Registrant's specific timing is not unique.

19. Comment:                                 Please also add separate risk factors addressing the following discrete risks of the bitcoin futures market:

●
the risks related capacity constraints in the bitcoin futures market given existing volumes and open interest positions in the market that would limit the size of the fund’s exposure to bitcoin futures;

●
the risks if the market for bitcoin futures-based ETFs reached saturation; and

●
the risks to the bitcoin futures market if you and other funds with similar investment strategies try to exit positions at the same time.

Response:                                The Fund has added the following disclosure to the prospectus at the pages noted:

●
The risks related capacity constraints in the bitcoin futures market given existing volumes and open interest positions in the market that would limit the size of the fund’s exposure to bitcoin futures:

Certain of the Fund's Investments Could Be Illiquid, Which Could Cause Large Losses to Investors at Any Time or from Time to Time [page 14]

"If the Fund's ability to obtain exposure to bitcoin futures contracts in accordance with its investment objective is disrupted for any reason including, because of limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements or position limits imposed by the Fund’s futures commission merchants (“FCMs”), the CME, or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses. Any disruption in the Fund’s ability to obtain exposure to bitcoin futures contracts will cause the Fund’s performance to deviate from the performance of bitcoin futures. In addition, the Fund might grow to a size where a lack of liquidity in the futures market meant that the Fund could not sell enough futures contract to honor redemption requests. The Fund does not have a line of credit, so the Fund might be required to temporarily suspend redemptions until it could liquidate more of its futures positions. For further information regarding the impact if suspending redemptions, see “Suspension or Rejection of Redemption” on page 37.

"A market disruption, such as a government taking regulatory or other actions that disrupt the market in bitcoin, can also make it difficult to liquidate a position. Unexpected market illiquidity may cause major losses to investors at any time or from time to time. In addition, the Fund does not intend at this time to establish a credit facility, which would provide an additional source of liquidity, but instead will rely only on the cash and cash equivalents that it holds to meet its liquidity needs. The anticipated value of the positions in Benchmark Component Futures Contracts that the Sponsor will acquire or enter into for the Fund increases the risk of illiquidity. Because Benchmark Component Futures Contracts may be illiquid, the Fund’s holdings may be more difficult to liquidate at favorable prices in periods of illiquid markets and losses may be incurred during the period in which positions are being liquidated.”

●
The risks if the market for bitcoin futures-based ETFs reached saturation:

The Market for Bitcoin Futures-Based ETFs May Reach Saturation [Page 20]

“The market for bitcoin futures-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund’s small asset base, certain of the Fund’s expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

●
The risks to the bitcoin futures market if you and other funds with similar investment strategies try to exit positions at the same time:

“The Fund and Other Funds with Similar Investment Strategies May Try To Exit Positions at the Same Time [page 14]
"If the Fund and other funds with similar investment strategies try to exit their Bitcoin Futures Contract positions at the same time, such a mass exit could have detrimental effect on price and liquidity and you could incur losses in your investment in shares of the Fund."

20. Comment:                                 Please add risk factors addressing the following discrete risks relating to your portfolio:

●
to the extent material, the risks if MBT performs differently than BTC in your portfolio and

●
the risk of potential differences between returns based on the price of bitcoin and an investment in your fund, including, for example, divergences between the spot price of bitcoin and the price of Bitcoin Futures Contracts, the additional costs related to futures investing, and other fund expenses.

Response:                                With respect to the first requested risk factor, the Registrant does not believe that there are risks of MBT performing differently than BTC in the Fund’s portfolio, because MBT settles to the same price as BTC.

With respect to second requested risk factor, the Registrant believes those risks are disclosed in the section of the prospectus now captioned “Correlation Risk” on page 12.

21. Comment:                                 Please add risk factors addressing the following discrete risks affecting the price of bitcoin and in turn the price of bitcoin futures:

●
the lack of regulation in the bitcoin market;

●
environmental risks from bitcoin mining;

●
use of bitcoin in illicit transactions;

●
hacking risks from theft of private keys;

●
lack of adoption and ability to use bitcoin to purchase goods;

●
risk of price volatility from other parts of the crypto asset market, such as the recent UST depegging;

●
the risks of a “51% attack” on bitcoin and how this would impact your investors; and

●
the risks presented by the existence of bitcoin “whales” and the concentration in bitcoin ownership.

Response:                                The Registrant has added risk factors addressing the following discrete risks affecting the price of bitcoin and in turn the of bitcoin futures:

●
The lack of regulation in the bitcoin market – The Registrant has included a new risk factor captioned “Lack of Regulation of the Bitcoin Market” under the section of the risk factors captioned “Regulatory Risk.” The new risk factor is as follows:

"Lack of Regulation of the Bitcoin Market [page 15]

"Bitcoin, the Bitcoin Network and the bitcoin trading venues are relatively new and, in most cases, largely unregulated. As a result of this lack of regulation, individuals, or groups may engage in insider trading, fraud or market manipulation with respect to bitcoin. Such manipulation could cause investors in bitcoin to lose money, possibly the entire value of their investments. Over the past several years, a number of bitcoin trading venues have been closed due to fraud, failure, or security breaches. The nature of the assets held at bitcoin trading venues make them appealing targets for hackers and a number of bitcoin trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for bitcoin investors. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur. There is no central registry showing which individuals or entities own bitcoin or the quantity of bitcoin that is owned by any particular person or entity. There are no regulations in place that would prevent a large holder of bitcoin or a group of holders from selling their bitcoins, which could depress the price of bitcoin, or otherwise attempting to manipulate the price of bitcoin or the Bitcoin Network. Events that reduce user confidence in bitcoin, the Bitcoin Network and the fairness of bitcoin trading venues could have a negative impact on the price of bitcoin and the value of an investment in the Fund."

●
Environmental risks from bitcoin mining – The Registrant has included a new risk factor captioned "Environmental risks from bitcoin mining” in the “Risks Associated with Investing in Bitcoin” section of the risk factors:

“Environmental risks from bitcoin mining [page 11]

"Bitcoin mining currently requires computing hardware that consumes large amounts of electricity. By way of electrical power generation, many bitcoin miners rely on fossil fuels to power their operations. Public perception of the impact of bitcoin mining on climate change may reduce demand for bitcoin and increase the likelihood of regulation that limits bitcoin mining or restricts energy usage by bitcoin miners. Such events could have an impact on the price of bitcoin, bitcoin futures, and the performance of the Fund."

●
Use of bitcoin in illicit transactions – The Registrant has included a new risk factor captioned “Risk of Illicit Activities” in the “Regulatory Risk” section of the risk factors:

"Risk of Illicit Activities [page 15]

"As bitcoins have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”), SEC, CFTC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Consumer Financial Protection Bureau (“CFPB”), the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have been examining the Bitcoin Network, bitcoin users and the Bitcoin Exchange Market, with particular focus on the extent to which bitcoins can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of exchanges or other service providers that hold bitcoins for users. The imposition of stricter governmental regulation of the bitcoin market may adversely impact the activities of the Fund, for example, by reducing the liquidity on the bitcoin markets."

●
Hacking risks from theft of private keys – The Registrant has included a new risk factor captioned “Hacking Risk of Theft of Private Keys” in the “Operating Risk” section of the risk factors:

“Hacking Risk of Theft of Private Keys [page 11]

“Due to the nature of private keys, bitcoin transactions are irrevocable and stolen or incorrectly transferred bitcoin may be irretrievable, and as a result, any incorrectly executed bitcoin transactions could adversely affect the price and liquidity of Bitcoin, which may indirectly affect the price and liquidity of the Bitcoin Futures Contracts.”

●
Lack of adoption and ability to use bitcoin to purchase goods – The Registrant has included a new risk factor captioned “Lack of Adoption and Ability of Bitcoin to Purchase Goods” in the section of the risk factors captioned “Risks of Investing in Bitcoin.”

Limited Adoption and Ability to Use Bitcoin to Purchase Goods [page 11]

“Currently, there is relatively limited use of bitcoin in the retail and commercial marketplace in comparison to relatively extensive use as a store of value, thus contributing to price volatility that could adversely affect the Fund’s Bitcoin Futures Contracts. Bitcoin is not currently a form of legal tender in the United States and has only recently become selectively accepted as a means of payment for goods and services by some retail and commercial outlets, and the use of bitcoin by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for bitcoin transactions; process wire transfers to or from bitcoin trading venues, bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in bitcoin or providing bitcoin-related services. In addition, some taxing jurisdictions, including the U.S., treat the use of bitcoin as a medium of exchange for goods and services to be a taxable sale of bitcoin, which could discourage the use of bitcoin as a medium of exchange, especially for a holder of bitcoin that has appreciated in value.”

●
Risk of price volatility from other parts of the crypto asset market, such as the recent UST depegging – The Registrant has included a new risk factor captioned “Risks to Bitcoin from Other Parts of the Crypto Market.”

“Risks to Bitcoin from Other parts of the Cryptocurrency Market [page 11]

“The price of bitcoin and the bitcoin market generally may be adversely impacted by developments in other parts of the cryptocurrency market. The acceptance of bitcoin and cryptocurrency generally depends on a number of factors, including adverse developments in the cryptocurrency market that could impact investor confidence. For example, “stablecoins” have been developed to enhance the value of cryptocurrency to be used like fiat currency in transactions in goods and services. Adverse developments such as the recent “depegging” of the TerraUSD stablecoin may undermine confidence in the cryptocurrency markets generally and cause decreases in the price of cryptocurrencies such as bitcoin.”

The risks of a “51% attack” on bitcoin and how this would impact your investors; and the risks presented by the existence of bitcoin “whales” and the concentration in bitcoin ownership — A corresponding risk factor has been included in the new risk factor captioned “Networked Systems Are Vulnerable to Attacks.”

“Networked Systems Are Vulnerable to Attacks [page 10]

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the Bitcoin network contains certain flaws. For example, the Bitcoin network is currently vulnerable to a “51% attack” where, if a mining pool were to gain control of more than 50% of the “hash” rate, or the amount of computing and process power being contributed to the network through mining, a malicious actor would be able to gain full control of the network and the ability to manipulate the blockchain. A significant portion of bitcoin is held by a small number of holders sometimes referred to as “whales.” These holders have the ability to manipulate the price of bitcoin.”

22. Comment:                                 Please specify the index you are referring to in the first sentence of this risk factor.

Response:                                The reference to an index was inadvertent. The Registrant has deleted the first clause of the referenced sentence, which now begins with “The correlation between changes ….” [page 12]

Certain of the Fund’s investments could be illiquid, page 13

23. Comment:                                 Please expand this risk factor to discuss liquidity risks because of capacity constraints resulting from CME position limits and other market factors. Please also discuss how the Fund will manage liquidity pressures in the event the Fund’s size requires greater liquidity than available in the market to satisfy redemptions.

Response:                                The Registrant has revised the referenced risk factor as follows:

“Certain of the Fund’s Investments Could Be Illiquid, Which Could Cause Large Losses to Investors at any Time or from Time to Time [page 14]

"If the Fund's ability to obtain exposure to Bitcoin Futures Contracts in accordance with its investment objective is disrupted for any reason including because of limited liquidity in the bitcoin futures market, a disruption to the bitcoin futures market, or as a result of margin requirements or position limits imposed by the Fund's futures commission merchants, the CME, or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses. Any disruption in the Fund's ability to obtain exposure to Bitcoin Futures Contracts will cause the Fund's performance to deviate from the performance of Bitcoin Futures Contracts. In addition, the Fund might grow to a size where a lack of liquidity in the futures market meant that the Fund could not sell enough futures contract to honor redemption requests. or further information regarding the impact if suspending redemptions, see “Suspension or Rejection of Redemption” on page 37."

Changes in the Fund’s NAV may not correlate well with changes in the price of the Benchmark, page 13

24. Comment:                                 Please explain the references to exposure to the corn market in the fourth paragraph of this risk factor.

Response:                                The reference to the word “corn” was inadvertent; “corn” has been changed to “bitcoin.” [page 12]

25. Comment:                                 We note your statement that one of the FCMs has imposed a financial ceiling on initial margin that could change. Please disclose the current amount of the financial ceiling, and explain the impact that it may have on your performance. In addition, clarify whether your other FCM has imposed a financial ceiling on initial margin.

Response:                                The Fund intends to have accounts at StoneX Financial Inc. and Philips Capital Inc. Neither of these FCMs have imposed limits on the Fund, but reserve the right to do so in the future. The Fund has updated this language in the prospectus.

26. Comment:                                 Specifically address here the impact that the volatility of Bitcoin Futures Contracts could have on the effectiveness of the arbitrage mechanism. In addition, disclose how these arbitrage concerns, to the extent that they are present, could impact your ability to ensure adequate participation by Authorized Participants.

Response:                                The Registrant has included the following paragraph at the end of the referenced risk factor [page 13]:

"There may be significant volatility in the market for Bitcoin Futures Contracts. This volatility, in turn, may make it more difficult for Authorized Participants and other market participants to be able to identify a reliable price for Bitcoin Futures Contracts. Without reliable prices, Authorized Participants and other market participants may reduce their role in the market arbitrage process or “step away” from these activities. This, in turn, might inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Fund’s Bitcoin Futures Contracts and the Fund’s market price. This reduced effectiveness could result in Fund shares trading at a price which differs materially from NAV and also in greater than normal intraday bid/ask spreads for Fund shares.

The price relationship between the Benchmark Component Futures Contracts, page 15

27. Comment:                                 Please place this risk factor in context by disclosing the periods since inception when the bitcoin futures market has been either in backwardation or contango. In particular, please disclose the periods and extent to which the market has been in contango and quantify the extent to which those would have impacted a return on investment. Please also discuss and quantify the contango risk in your summary.

Response:                                The Fund has included additional disclosure to place this risk factor into context as follows:

"From 1/1/2019 to 3/31/2022, the 1st to 2nd month bitcoin futures contracts at the point of expiration/roll were in a state of contango 92% of the time. During the same time period, the 1st to 3rd month bitcoin futures contracts were also in a state of contango 92% of the time. Rolling 100% of a portfolio on a monthly basis from 1st to 2nd month bitcoin futures contracts resulted in an average annual roll yield of 8.16% while rolling 50% of the portfolio on a monthly basis from 1st to 3rd month bitcoin futures contacts resulted in an average annual roll yield of 3.47%."

Position limits, accountability levels and dynamic price fluctuation limits, page 17

28. Comment:                                 Please place this risk factor in context by disclosing any specific instances when Bitcoin Futures Contracts have reached the dynamic price fluctuation limit. Please also revise the third paragraph on page 6 to disclose the material aspects of dynamic price fluctuation limit functionality.

Response:                                The following disclosure has been added to the prospectus (page 13):

"Price fluctuation limits may contribute to a lack of liquidity and have a negative impact on Fund performance. During periods of market illiquidity, including periods of market disruption and volatility, it may be difficult or impossible for the Fund to buy or sell futures at desired prices or at all.

“Prior to introducing the current Dynamic Circuit Breaker (DCB) functionality in March 2019, there were 116 circuit breaker events on the CME Bitcoin futures contracts which launched on December 18, 2017. Since the DCB deployment, there have been 89 events and one hard limit move (30%) on May 19, 2021. The circuit breaker methodology in place prior to March 2019, triggered at 7%, 13% and 20% (up/down). The 7% and 13% resulted in two-minute halts and the 20% did not trigger a halt, but market participants could not trade beyond the limit price.”

The NYSE Arca may halt trading in the Shares, page 23

29. Comment:                                 Please briefly describe the reasons why NYSE Arca may determine that trading in the Shares is inadvisable, including because sufficient trading is not occurring in BTC or MBT Contracts. Additionally, discuss the pause in CME bitcoin futures trading that occurred on May 19, 2021.

Response:                                The Registrant has included the risk factors as follows:

The NYSE Arca may halt trading in the Shares, which would adversely impact your ability to sell Shares [page 19]

“Trading in Shares of the Fund may be halted by NYSE Arca due to market conditions or, in light of NYSE Arca rules and procedures, for reasons that, in view of the NYSE Arca, make trading in Shares inadvisable, such as when there may be significant news directly related to the Fund that, in NYSE Arca’s view or per existing NYSE Arca rules, requires a trading halt, such as when the Sponsor announces news relating to changes/disruptions in the Fund’s create/redeem process during market trading hours. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. There can be no assurance that the requirements necessary to maintain the listing of the Shares will continue to be met or will remain unchanged. The Fund will be terminated if its Shares are delisted.

A Pause in Bitcoin Futures Contracts May lead To Gaps Between Prices in Spot and Futures Markets [page 19]

"On May 19, 2021 the CME Group temporarily paused trading of bitcoin futures after the bitcoin futures market opened to a large price gap between the derivatives and the underlying crypto asset that triggered CME circuit breakers. Due to the misaligned trading periods between spot and futures markets, such gaps, which can be positive or negative, have the potential to frequently exist and, when CME circuit breakers limit the trading in bitcoin futures markets, bid/ask spreads in Shares of the Fund trading on the NYSE Arca may be significantly wider than when bitcoin futures markets are trading without restrictions, which may adversely impact your ability to buy or sell Shares in the Fund at a particular price.” The price of bitcoin can be volatile which could cause large fluctuations in the price of Shares.”

30. Comment:                                 Please provide quantitative disclosure regarding the volatility of bitcoin and bitcoin futures. Discuss, for example, the decline in the price of bitcoin that occurred in May 2021, the decline that occurred on September 7, 2021, and the declines that have occurred since November 8, 2021. Provide similar disclosure for price volatility in bitcoin futures contracts.

Response:                                The Fund has added the following language to this risk factor as follows:

“Volatility is a statistical measure of the dispersion of returns for a given security or market index. Volatility represents how large an asset's prices swing around the mean price—it is a statistical measure of its dispersion of returns.

"According to Bloomberg from 1/1/2019 to 5/27/2022 front month bitcoin futures contracts exhibited an average implied 30-Day volatility of 67.71. The highest volatility during that period was 134.07 on 7/25/19 and the lowest was 25.62 on 4/1/2019.

"Bitcoin can be highly volatile. For example, after a 774% price increase from 1/1/2020 prices peaked in May 2021 and front month bitcoin futures contracts began to decline with a peak to trough retracement of 47.06% by 7/20/2021. Prices then rose from that low until 11/9/2021 resulting in a price increase of 127.58%. Front month bitcoin futures contracts prices peaked on 11/9/2021 and have since seen a retracement of 57.05% as of 5/27/2022. Front month bitcoin futures prices have declined 54.51% since May 2021.”

The Sponsor, page 28

31. Comment:                                 We note that on the Teucrium.com website you state “Teucrium Trading is an ETF provider focused solely on U.S. Agriculture.” Please discuss here the Sponsor’s relative experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. Please also add a risk factor describing the risks arising from the Sponsor’s lack of prior experience in the crypto asset markets.

Response:                                The Registrant has revised the first paragraph of the referenced section to address the Staff's request [page 24]:

"The Sponsor of the Trust is Teucrium Trading, LLC, a Delaware limited liability company. The principal office of the Sponsor and the Trust is located at Three Main Street, Suite 215, Burlington, Vermont 05401. The Sponsor registered as a CPO with the CFTC and became a member of the NFA on November 10, 2009. The Sponsor registered as a Commodity Trading Advisor (“CTA”) with the CFTC effective September 8, 2017. The Sponsor has sponsored the Trust since 2010. Sponsoring the Fund will be the Sponsor's first experience in the crypto asset markets. The Sponsor’s responsibilities are discussed in the following paragraph."

The Registrant has added the following language to the risk factor captioned “The Fund is newly formed and may not be successful in implementing its investment objective or attracting sufficient assets”:

“Sponsoring the Fund will be the Sponsor’s first experience in the crypto asset markets.”

Operation of the Fund, page 30

32. Comment:                                 Please revise the second sentence of the second paragraph on page 31 to disclose what you mean by name, value, and “total weight as a percentage of each futures contract.”

Response:                                The language in this section has been updated in the prospectus. After the fund launches, for example the following holding information will be provided on the website:

Stock Ticker	CUSIP	Security Name	Shares	Price	Market Price	Weightings

33. Comment:                                 Please clarify when you will hold BTC contracts vs MBT contracts. Explain, for example, whether you will only purchase MBT if you have proceeds remaining from the sale of the Creation Basket that are less than the price of a BTC contract or whether there are other circumstances in which you would purchase MBT contracts (such as if you have reached a BTC position limit).

Response:                                The following disclosure has been added:

"The Fund will purchase MBT contracts only if the Fund has proceeds remaining from the sale of a Creation Basket that are less than the price of a BTC contract. BTC and MBT will count toward an aggregate position limit.”

34. Comment:                                 Please describe in greater detail your roll schedule. Provide specific dates and times for the planned roll for each type of contract and include a roll calendar. We note the disclosure on page 5 regarding rolled positions and that your Benchmark is the average of the closing settlement prices for the first to expire and second to expire Bitcoin futures contracts listed on the CME.

Response:                                The following disclosure has been added:

“The Fund's futures contract positions will be rolled on a monthly basis by closing out the first to expire contracts prior to settlement and then entering into the third to expire contracts which will become the new second to expire - maintaining the 50% equal weight, first to expire and second to expire. Fund rolling will take place on the market business day preceding the last trading day of the first to expire contract. The last trade day of the first to expire contact is currently defined as the last business Friday of the month.”

Futures Contracts, page 32

35. Comment:                                 You state “[t]he Fund will generally be long in the market for bitcoin and will generally sell Bitcoin Futures Contracts only to close out existing long positions.” Please disclose what the exceptions would be.

Response:                                The Fund intends to hold only long positions in bitcoin futures and intends to roll its CME Bitcoin Futures prior to expiration via sales of existing long positions and the acquisition of new long positions as replacements for contracts sold. The word “generally” has been removed.

Bitcoin Futures Contracts, page 32

36. Comment:                                 Please describe in greater detail the CME CF Bitcoin Reference Rate and discuss how the rate is calculated based on trading on the various constituent exchanges.

Response:                                The Registrant has revised the first paragraph of the referenced risk factor as follows:

“As noted above, CME began offering trading in BTC Contracts in 2017, and in MBT Contracts in 2021. Each of the contract’s final cash settlement is based on the CME CF Bitcoin Reference Rate (the “BRR”). The BRR was created to facilitate financial products based on bitcoin. It serves as a once-a-day reference rate of the U.S. dollar price of bitcoin (USD/BTC). The BRR is the rate on which bitcoin futures contracts are cash-settled in U.S. dollars at expiration at the CME. The BRR, which has been calculated and published since November 2016, aggregates the trade flow of specified bitcoin spot exchanges during a calculation window into the U.S. dollar price of one Bitcoin as of 4:00 p.m. London time.”

37. Comment:                                 Please substantiate your statement “[n]early every measurable metric related to BTC Contracts has trended consistently up since launch and/or accelerated upward in the past year.” Specifically discuss each metric you base this statement on including those referenced in this section. Please also update the data as of the most recent practicable date and discuss the reasons for period over period changes and any material known trends and uncertainties evidenced for each respective metric. Also balance this disclosure by discussing those metrics that have trended down.

Response:                                The Registrant has deleted the noted disclosure.

Bitcoin, page 35

38. Comment:                                 Please substantially expand your disclosure in this section to include a materially complete discussion of the bitcoin industry.

Response:                                The referenced disclosure has been replaced with the following, which the Registrant believes represents a materially complete discussion of the bitcoin industry.

“The Bitcoin Industry [pages 29-30]

"Bitcoin is a digital asset that serves as the unit of account on an open-source, decentralized, peer-to-peer computer network. Bitcoin may be used to pay for goods and services, stored for future use, or converted to a fiat currency. As of the date of this prospectus, the adoption of bitcoin for these purposes has been limited. The value of bitcoin is not backed by any government, corporation, or other identified body.

"The value of bitcoin is determined in part by the supply of (which is limited), and demand for, bitcoin in the markets for exchange that have been organized to facilitate the trading of bitcoin. By design, the supply of bitcoin is limited to 21 million bitcoins. As of the date of this prospectus, there are approximately 19 million bitcoins in circulation. "Bitcoin is maintained on the decentralized, open source, peer-to-peer computer network (the “Bitcoin Network”). No single entity owns or operates the Bitcoin Network. The Bitcoin Network is accessed through software and governs bitcoin’s creation and movement. The source code for the Bitcoin Network, often referred to as the Bitcoin Protocol, is open-source, and anyone can contribute to its development.”

"The Bitcoin Network

"The infrastructure of the Bitcoin Network is collectively maintained by participants in the Bitcoin Network, which include miners, developers, and users. Miners validate transactions and are currently compensated for that service in bitcoin. Developers maintain and contribute updates to the Bitcoin Network’s source code, often referred to as the Bitcoin Protocol. Users access the Bitcoin Network using open-source software. Anyone can be a user, developer, or miner.

"Bitcoin is “stored” on a digital transaction ledger commonly known as a “blockchain.” A blockchain is a type of shared and continually reconciled database, stored in a decentralized manner on the computers of certain users of the digital asset and is protected by cryptography. The Bitcoin Blockchain contains a record and history for each bitcoin transaction.

"New bitcoin is created by “mining.” Miners use specialized computer software and hardware to solve a highly complex mathematical problem presented by the Bitcoin Protocol. The first miner to successfully solve the problem is permitted to add a block of transactions to the Bitcoin Blockchain. The new block is then confirmed through acceptance by a majority of users who maintain versions of the blockchain on their individual computers. Miners that successfully add a block to the Bitcoin Blockchain are automatically rewarded with a fixed amount of bitcoin for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the means by which new bitcoin enter circulation and is the mechanism by which versions of the blockchain held by users on a decentralized network are kept in consensus.”

"The Bitcoin Protocol

"The Bitcoin Protocol is an open-source project with no official company or group in control. Anyone can review the underlying code and suggest changes. There are, however, a number of individual developers that regularly contribute to a specific distribution of bitcoin software known as the “Bitcoin Core.” Developers of the Bitcoin Core loosely oversee the development of the source code. There are many other compatible versions of the bitcoin software, but Bitcoin Core is the most widely adopted and currently provides the de facto standard for the Bitcoin Protocol. The core developers are able to access, and can alter, the Bitcoin Network source code and, as a result, they are responsible for quasi-official releases of updates and other changes to the Bitcoin Network’s source code.

"However, because bitcoin has no central authority, the release of updates to the Bitcoin Network’s source code by the core developers does not guarantee that the updates will be automatically adopted by the other participants. Users and miners must accept any changes made to the source code by downloading the proposed modification and that modification is effective only with respect to those bitcoin users and miners who choose to download it. As a practical matter, a modification to the source code becomes part of the Bitcoin Network only if it is accepted by participants that collectively have a majority of the processing power on the Bitcoin Network. If a modification is accepted by only a percentage of users and miners, a division will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.”

Exchange for Related Position, page 35

39. Comment:                                 You state that it is likely that EFRP mechanisms will significantly change in the future which may make it uneconomical or impossible from a regulatory perspective for the Fund to utilize these mechanisms. Please discuss here in what way EFRP mechanisms will significantly change, for what reason they will change, and the timeframe of a potential change, if known.

Response:                                The Sponsor has removed this statement from the prospectus.

Other Non-Contractual Payments by the Fund, page 39

40. Comment:                                 Please disclose here that purchases and redemptions of creation units primarily with cash may cause the Fund to incur certain costs including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. Additionally, provide risk factor disclosure that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value. Disclose in the risk factor whether the $250 fee per creation or redemption order that an authorized participant will pay is sufficient to offset these costs, or whether it is just a nominal fee.

Response:                                The Registrant responds to each of these comments below:

●
Please disclose here that purchases and redemptions of creation units primarily with cash may cause the Fund to incur certain costs including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind.

The Registrant has added the following to the section of the prospectus captioned “Creation and Redemption of Shares,” which the Registrant believes is a more appropriate repository of this disclosure than the referenced section [page 35]:

"To the extent creations and redemptions involve the exchange of cash and cash equivalents, the Fund will incur certain costs including brokerage costs or taxable gains or losses that it might not have incurred if the transaction were made in-kind.”

●
Additionally, provide risk factor disclosure that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value.

The Registrant does not believe this disclosure is necessary because, as disclosed in the section captioned “Other Non-Contractual Payments by the Fund,” the Fund pays all of its brokerage commissions.

●
Disclose in the risk factor whether the $250 fee per creation or redemption order that an authorized participant will pay is sufficient to offset these costs, or whether it is just a nominal fee

The Registrant has revised the penultimate sentence in the second paragraph of “Creation and Redemption of Shares” to state that “Authorized Purchasers pay a transaction fee of $300 to the Custodian for each creation order they place and a fee of $300 per order for redemptions, which is a nominal fee. [Page 35]

Calculating NAV, page 41

41. Comment:                                 Please include a materially complete description of the methodology to be used to calculate NAV. In this regard:

●
disclose how the MBT Contract settlement price is used in the NAV calculation;

●
discuss how the BTC Contract settlement price referenced in the third paragraph is determined;

●
include a materially complete description how BRTI is calculated; and

●
with respect to your statement “[t]ypically, this estimate will be made primarily by reference to the price of the BRTI at 4:00 p.m. EST on settlement day” specify the circumstances in which BRTI is not used to calculate NAV and describe how NAV will be calculated in those circumstances.

Response:                                Each comment is addressed below:

●
Disclose how the MBT Contract settlement price is used in the NAV calculation – The MBT Contract settlement price is not used in the NAV calculation because the MBT settlement price is the same as the BTC settlement price.

●
Discuss how the BTC Contract settlement price referenced in the third paragraph is determined --; The Registrant has added the following sentence in the referenced third paragraph [page 34]: “CME Group staff determines the daily settlements for BTC futures based on trading activity on CME Globex exchange between 14:59:00 and 15:00:00 Central Time (CT), the settlement period." In this regard, the Registrant respectfully notes that while a more detailed description appears on the CME website, the Registrant believes that this additional level of detail is not necessary or appropriate for investors and would result in a “non-user-friendly” presentation of information that is not material.

●
Include a materially complete description how BRTI is calculated – The Registrant believes that the description of BRTI currently included in the last paragraph of the section of the prospectus captioned “The Fund’s Investment Objective” [page 2] is materially complete, particularly given the context of that paragraph.

●
With respect to your statement “[t]ypically, this estimate will be made primarily by reference to the price of the BRTI at 4:00 p.m. EST on settlement day” specify the circumstances in which BRTI is not used to calculate NAV and describe how NAV will be calculated in those circumstances. – The following disclosure has been added [page 34]: ”When a bitcoin futures contract has closed at its price fluctuation limit the Fund will use the daily CME settlement price.”

Creation and Redemption of Shares, page 42

42. Comment:                                 Please revise the second paragraph and elsewhere as appropriate to state that shares will generally be created and redeemed in cash.

Response:                                The requested change has been made in the second paragraph of the referenced paragraph [page 35] throughout the prospectus by removing any reference that transactions may be settled with bitcoin futures.

Rejection of Purchase Orders, page 43

43. Comment:                                 We note that under certain circumstances the Sponsor may reject purchase and redemption orders, per the disclosure on pages 21, 43 and 44. Please also clarify whether the Sponsor may generally suspend creations and redemptions and, if so, the circumstances under which it may do so. In addition, please add risk factor disclosure addressing the risks to the Fund and investors associated with the Sponsor’s ability to reject orders and, if applicable, generally suspend creations and redemptions. For example, and without limitation, address the possible impact of any rejections or suspensions on the arbitrage mechanism. Further, based on the circumstances identified on pages 43 and 44, it appears that the Sponsor has broad discretion to suspend purchase and redemption orders. Please add risk factor disclosure addressing the risks associated with this broad discretion and the possible consequences for the Fund and investors. Finally, address any limitations on the Sponsor’s discretion under Securities Act, NYSE Arca rules, or the applicable approval orders permitting the listing and trading of the fund’s shares on NYSE Arca. To the extent there are no such limitations, please disclose this lack of regulatory limitations and provide applicable risk factor disclosure, including the absence of comparable protections afforded regarding the suspension of creations and redemptions applicable to funds regulated under the Investment Company Act of 1940.

Response:                                The Registrant believes that the specific circumstances in which the Sponsor may suspend creations and redemptions is adequately disclosed in the sections of the prospectus captioned: “Rejection of Purchase Orders” [page 36] and "Suspension or Rejection of Redemption Orders” [page 37].

The Sponsor does retain the right in its sole discretion to suspend the right of redemption if it believed that such suspension would be in the best interests of shareholders [page 37]: The Registrant has revised the following risk factor on page 18:

“The postponement, suspension or rejection of creation or redemption orders may adversely affect an investment in the shares of the Fund. To the extent orders are suspended or rejected, the arbitrage mechanism resulting from the process through which Authorized Participants create and redeem shares directly with the Fund may fail to closely link the price of the shares to the value of the underlying Bitcoin Futures Contracts, as measured using the Benchmark. If this is the case, the liquidity of the shares may decline and the price of the shares may fluctuate independently of the Benchmark and may fall.”

With respect to any regulatory restrictions, there are no applicable regulatory restrictions and a risk factor to that effect has been added as follows [page 18]:

“There are no limitations on the Sponsor’s discretion under Securities Act, NYSE Arca rules, or SEC listing orders permitting the listing and trading of the fund’s shares on NYSE Arca. To the extent there are no such limitations, Shareholders of the Fund will therefore not enjoy the protections provided in this regard applicable to funds regulated under the Investment Company Act of 1940.”

The Sponsor Has Conflicts of Interest, page 48

44. Comment:                                 Please disclose the potential future conflict of interest if the Sponsor, a new sponsor, or sub-adviser registers as a broker-dealer or becomes affiliated with a broker-dealer and describe the steps the Sponsor will implement to prevent the use and dissemination of material non-public information regarding the portfolio. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that would create conflicts of interest.

Response:                                The Registrant has disclosed the following in the referenced section [page 40]:

"The Sponsor might have a potential future conflict of interest conflict if the Sponsor, a new sponsor, or sub-adviser were to register as a broker-dealer or become affiliated with a broker-dealer. In such case, the Sponsor, new sponsor, or sub-adviser, as the case may be, would develop and implement appropriate procedures designed to prevent the use and dissemination of material non-public information regarding the Fund's holdings. Neither the Sponsor nor any of its executive officers have bitcoin or bitcoin-related exposure that in their belief would create conflicts of interest."

Financial Statements, page 66

45. Comment:                                 We note your disclosure that Fund financial statements will be added by a pre-effective amendment. Please confirm you will file these financial statements as soon as they are available, in order to allow the staff sufficient time to complete its review.

Response:                                The Registrant so confirms.

We have carefully considered and responded to each of the Staff's comments, and we very much appreciate the Staff's time and effort that went into your comment letter. We have responded to most of the Staff's comments with the requested revised disclosure.

As soon as the Registrant receives follow-up comments (if any) from the Staff, it will file a pre-effective amendment to address any follow-up comments and to include any missing information, financial statements and exhibits. Please contact the undersigned at (202) 312-3331 (tconner@vedderprice.com) or John Sanders at (202) 312-3332 (jsanders@vedderprice.com) with any questions or comments.

Very truly yours, W. Thomas ConnerShareholder

cc:

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

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